EXHIBIT 99.1

O2Micro Reports First Quarter 2014 Financial Results

GEORGE TOWN, Grand Cayman, April 30, 2014 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the first quarter of 2014, ending March 31, 2014.

Financial Highlights for the First Quarter ending March 31, 2014:

O2Micro International Limited reported Q1 2014 revenue of $16.5 million. Revenue was down 14% sequentially and down 5% from the comparable year-ago quarter. The gross margin in the first quarter of 2014 was 51.5%. The gross margin was up from 50.1% in the prior quarter and up from 50.0% in the first quarter of 2013. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the first quarter of 2014, the company recorded total GAAP operating expenses of $11.6 million, compared to $15.0 million in the fourth quarter of 2013 and $14.1 million in the year-ago Q1 period. The respective GAAP operating margins for the first quarter of 2014, the fourth quarter of 2013, and first quarter of 2013 were (18.9%), (28.4%), and (31.2%).

GAAP net loss was $2.9 million in Q1 2014. This compares to a GAAP net loss of $5.1 million in the fourth quarter of 2013 and a GAAP net loss of $5.1 million in Q1 2013. GAAP net loss per fully diluted ADS was $0.10 in Q1 2014. This compares to a GAAP net loss per fully diluted ADS of $0.18 in Q4 2013 and a GAAP net loss per fully diluted ADS of $0.17 in Q1 2013.

Supplementary Data:

The company ended the first quarter of 2014 with $72.1 million in unrestricted cash and short-term investments or $2.60 per outstanding ADS. The accounts receivable balance was $8.1 million and represented 49 days sales outstanding at the end of Q1 2014. Inventory was $8.2 million or 87 days and turned over 4.2 times during Q1 2014. As of March 31, 2014, the company had $81.1 million in working capital and the book value was $122.4 million, or $4.42 per outstanding ADS.

As of March 31, 2014, O2Micro International Limited counted 475 employees, including 263 engineers.

Management Commentary:

"First quarter 2014 revenue of $16.5 million, was at the higher range of the updated guidance that we provided in late March. As previously noted, Q1 revenue was impacted by the combination of weakness in our TV and notebook end markets, as well as production delays in some general lighting customers," said Sterling Du, O2Micro's Chairman and CEO. "Looking forward, we continue to see solid acceptance of our new products in design win activity and we have confidence that our carefully chosen growth drivers, including LED general lighting, backlighting and power management, will lead to growth in our second quarter as we approach our near-term goal of a return to profitability."

Conference Call: O2Micro will hold its first quarter conference call today, April 30, 2014, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	888-438-5524, pass code # 1389272
INTERNATIONAL participants:	719-325-2484, pass code # 1389272

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code # 1389272
INTERNATIONAL participants:	719-457-0820, pass code # 1389272

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 26,272 patent claims granted, and over 27,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended
	March 31,
	2014	2013

NET SALES	$16,472	$17,349

COST OF SALES	7,987	8,681

GROSS PROFIT	8,485	8,668

OPERATING EXPENSES
Research and development (1)	5,071	6,564
Selling, general and administrative (1)	6,534	7,524
Total Operating Expenses	11,605	14,088

LOSS FROM OPERATIONS	(3,120)	(5,420)

NON-OPERATING INCOME
Interest income	269	379
Foreign exchange gain – net	153	212
Other – net	40	5
Total Non-operating Income	462	596

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(2,658)	(4,824)

INCOME TAX EXPENSE	255	230

LOSS FROM CONTINUING OPERATIONS	(2,913)	(5,054)

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	--	(3)

NET LOSS	(2,913)	(5,057)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(694)	(558)
Unrealized gain on available-for-sale securities	178	65
Unrealized pension gain	2	4
Total Other Comprehensive Loss	(514)	(489)

COMPREHENSIVE LOSS	$(3,427)	$(5,546)

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$(0.10)	$(0.17)
Discontinued operations	--	--
	$(0.10)	$(0.17)

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$(0.10)	$(0.17)
Discontinued operations	--	--
	$(0.10)	$(0.17)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	27,757	29,738
Diluted (in thousands)	27,757	29,738

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$132	$183
Selling, general and administrative	$438	$499

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	March 31,	December 31,
	2014	2013
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$33,559	$42,293
Restricted cash	170	173
Short-term investments	38,499	33,606
Accounts receivable – net	8,066	10,024
Inventories	8,169	7,217
Prepaid expenses and other current assets	1,578	1,437
Total Current Assets	90,041	94,750

LONG-TERM INVESTMENTS	16,329	16,121

PROPERTY AND EQUIPMENT – NET	22,193	23,039

OTHER ASSETS	3,767	3,509

TOTAL ASSETS	$132,330	$137,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,860	$4,169
Income tax payable	206	238
Accrued expenses and other current liabilities	3,852	5,353
Total Current Liabilities	8,918	9,760

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	380	391
Other liabilities	585	658
Total Other Long-Term Liabilities	965	1,049

Total Liabilities	9,883	10,809

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 shares as of March 31, 2014 and December 31, 2013, respectively	33	33
Additional paid-in capital	139,790	140,198
Accumulated deficits	(5,147)	(2,234)
Accumulated other comprehensive income	7,998	8,512
Treasury stock – 275,376,700 and 269,042,350 shares as of March 31, 2014 and December 31, 2013, respectively	(20,227)	(19,899)
Total Shareholders' Equity	122,447	126,610

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$132,330	$137,419
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com